599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

April 6, 2007

BY HAND AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Pharmasset, Inc.

Registration Statement on Form S-1/A

Filed March 22, 2007 (File No. 333-133907)

Responses to SEC Comment Letter dated March 28, 2007

Dear Ms. Hayes:

On behalf of Pharmasset, Inc. (the “Company”), set forth below are the Company’s responses to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 28, 2007 relating to Amendment No. 3 to the Company’s registration statement on Form S-1 (File No. 333-133907) filed with the Commission on March 22, 2007 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

This letter should be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 4. To assist the Staff in reviewing Amendment No. 4, we are delivering, by hand, a copy of this letter and eight bound copies of Amendment No. 4. Four of the copies of Amendment No. 4 have been marked to show changes from Amendment No. 3 to the Registration Statement as filed with the Commission on March 22, 2007.

Management’s Discussion and Analysis of Financial Condition, page 41

Critical Accounting Policies and Estimates, page 50

Stock-Based Compensation, page 51

1.	Please refer to your response to our prior comment number one. Because you state that you relied on the valuation and methodology of an independent appraiser for instruments granted prior to October 2005, we still believe that naming the expert and including a consent is required. Please revise your disclosure to name the expert and make reference to them in the “Experts” section of the document and provide the written consent this independent appraiser, or revise your disclosure to remove all references to the independent appraiser. Refer to Securities Act Rule 436.

The Company has revised the disclosure on pages 51, 52 and F-33 in response to this comment.

2.	Further, please revise your disclosure here to qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price as discussed in your response.

The Company has added disclosure on pages 52 and 53 in response to this comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please remove the language included in audit reports that reference the completion of the reverse stock split discussed in note 16 prior to requesting effectiveness.

The Company acknowledges the Staff’s comment and has discussed it with their independent registered public accounting firms. Upon completion of the reverse stock split, which will occur prior to the Company’s requesting effectiveness of the registration statement, the language included in the audit reports (that reference completion of the reverse stock split discussed in note 16) will be removed.

Additionally, with reference to comment number 6 in the Staff’s first comment letter, the Company is furnishing supplementally to the Staff, as Annex 1 hereto, marked copies of the sources from which the Company obtained certain statistical information that the Company has included in Amendment No. 4.

*        *        *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 4 to the Registration Statement, or if you require additional information, please feel free to contact me at (212) 848-8244, or my associate Rebecca Hoskins at (212) 848-4834.

Very truly yours,

/s/  Danielle Carbone

Encl.

cc:	Song Brandon, Securities and Exchange Commission
Tabatha Akins, Securities and Exchange Commission
P. Schafer Price, Pharmasset, Inc.
Kurt Leutzinger, Pharmasset, Inc.
Bryce Roberts, Pharmasset, Inc.

Annex 1

P. 89

(i) “As of January 2007, Hepsera represented approximately 51% of approved HBV nucleoside prescriptions, while Baraclude, Epivir-HBV and Tyzeka represented approximately 24%, 24% and 1% of approved HBV nucleoside prescriptions, respectively.”

(ii) “From March 2000 through January 2007, the total prescriptions for approved HBV nucleosides grew at a compound annual growth rate, or CAGR, of approximately 40%.”

Copyright IMS HEALTH

NPA Plus - Monthly Rx Audit

CLIENT FACTORED NUMBERS (this means numbers are not rounded)

		MTH
		JAN/07
HBV NUCLEOSIDES		TRx	Percentage
HEPSERA	0902 GS-	15,715	51%	(i)
EPIVIR HBV	1298 GSK	7,523	24%
BARACLUDE	0405 BMS	7,416	24%
TYZEKA	0000 IDX	239	1%
SELECTED MARKET TOTAL		30,893	100%

MTH=month

TRx=total Rx volume (new +refill) dispensed from

retail (food/independent/chain), mail and long term care pharmacies

Compound Annual Growth Rate (CAGR) calculation

March 2000 HBV Nucleoside Prescriptions		3,000
January 2007 HBV Nucleoside Prescriptions		30,893
Time period in years		6.92 (6 yr., 11 mo.)
	CAGR	40.07%	(ii)